UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Online Resources Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68273G101
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	68273G101	SCHEDULE 13D	Page	2	of	5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,474,570 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,474,570 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,474,570 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%(2)

14	TYPE OF REPORTING PERSON*

IA, OO
(1) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP”), Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with TOP and SVOF, the “Funds”), which are the registered holders of shares of Common Stock and/or Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) of Online Resources Corporation beneficially owned by Tennenbaum Capital Partners, LLC.
(2) Based on (a) 29,883,524 shares of Common Stock of Online Resources Corporation outstanding as of May 1, 2009, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the Securities and Exchange Commission on May 8, 2009, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).

CUSIP No.	68273G101	Page	3	of	5
          This Amendment No. 8 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 2, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on November 5, 2007, Amendment No. 3 to Schedule 13D filed with the Commission on December 4, 2007, Amendment No. 4 to Schedule 13D filed with the Commission on August 5, 2008, Amendment No. 5 to Schedule 13D filed with the Commission on December 23, 2008, Amendment No. 6 to Schedule 13D filed with the Commission on February 3, 2009 and Amendment No. 7 to Schedule 13D filed with the Commission on February 5, 2009 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 4. Purpose of Transaction.
          Item 4 is supplemented by adding the following paragraph at the end thereof:
          At the Issuer’s 2009 annual meeting of stockholders, the stockholders elected all three of the Reporting Person’s nominees — John Dorman, Edward D. Horowitz and Bruce A. Jaffe — to the Board. A press release was issued by the Issuer and the Reporting Person on May 7, 2009 to announce the elections. The press release is attached hereto as Exhibit 11 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
          Item 7 is supplemented by adding the following at the end thereof:

Exhibit 11:	Press Release issued by Online Resources Corporation and Tennenbaum Capital Partners, LLC on May 7, 2009.
***

CUSIP No.	68273G101	Page	4	of	5
SIGNATURE
          After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Hugh Steven Wilson
Hugh Steven Wilson
Managing Partner

CUSIP No.	68273G101	Page	5	of	5
Exhibit Index

Exhibit 11:	Press Release issued by Online Resources Corporation and Tennenbaum Capital Partners, LLC on May 7, 2009.